09042645

SEC Mail Processing Section

OCT 3 0 2009

Washington, DC 104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2008 (MM/DD/YY) AND ENDING 9/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coughlin and Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E. 19th Ave., Suite 700
(No. and Street)

Denver (City) CO (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold Jones 303-863-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ehrhardt Keefe Steiner Hottman PC
(Name – *if individual, state last, first, middle name*)

7979 E. Tufts Ave., Suite 400 Denver, CO 80237
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 3 0 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coughlin and Company Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

RUTH ROMERO NOTARY PUBLIC STATE OF COLORADO

Signature

Vice President

Title

Notary Public

My Commission Expires June 7, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUGHLIN AND COMPANY, INC.

Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Coughlin and Company, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Coughlin and Company, Inc. as of September 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Coughlin and Company, Inc. as of September 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

October 21, 2009
Denver, Colorado

COUGHLIN AND COMPANY, INC.

Statement of Financial Condition
September 30, 2009

Assets

Assets	
Cash and cash equivalents	$ 1,242,291
Cash segregated under Rule 15c3-3	5,060
Deposit with clearing organization	51,374
Receivable, related party	1,819
Marketable security owned, at fair value	10,000
Property and equipment, net	41,425
Cash surrender value of life insurance policies	450,136
Note receivable, related party	306,500
Other assets	129,709
Total assets	$ 2,238,314

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued liabilities	$ 55,838
Total liabilities	55,838
Commitments and contingencies	
Stockholders' equity	
Common stock, $1 par value; 100,000 shares authorized; 24,656 shares issued and outstanding	24,656
Retained earnings	2,157,820
Total stockholders' equity	2,182,476
Total liabilities and stockholders' equity	$ 2,238,314

See notes to financial statement.

COUGHLIN AND COMPANY, INC.

Notes to Financial Statement

Note 1 - Description of Business and Summary of Significant Accounting Policies

Coughlin and Company, Inc. (the "Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a full-service brokerage house which comprises several classes of service, including investment transactions and investment banking. The Company acts as an introducing broker and uses the services of an unaffiliated brokerage firm (clearing broker) to provide security clearance services and customer account maintenance. Pursuant to its agreement with the clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company. The Company services a diverse group of institutional and individual investors throughout the United States.

As discussed in Note 6, a significant portion of the Company's activities are derived from affiliations with various related parties. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided by accelerated methods over estimated useful lives of three to five years.

Property and equipment consist of the following:

Furniture and equipment	$ 167,115
Autos	19,356
Less accumulated depreciation	(155,046)
	31,425
Non-depreciable property	10,000
Total	$ 41,425

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and securities owned. The Company places its temporary cash investments with what management believes are quality financial institutions. Securities owned consists primarily of municipal bond securities. Management continually monitors the financial condition of customers and others from whom the Company has recorded receivables to reduce the risk of non-collection.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fair Value Accounting

The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. The three levels of the hierarchy are as follows:

Level 1: Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access;

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data; or

Level 3: Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value Accounting (continued)

The Company considers its investment in the marketable security, at fair value, as of September 30, 2009 to fall within the Level 2 fair value hierarchy.

Note 2 - Marketable Security Owned

Marketable security owned consists of a trading and investment security of a state and municipal obligation at an estimated market value of $10,000.

Note 3 - Commitments and Contingencies

The Company leases office space through December 31, 2009 from an entity owned by officers and stockholders of the Company. The future minimum rental commitment under this lease is $11,700.

Note 4 - Profit-Sharing Plan

The Company maintains a profit sharing plan (the "Plan") covering substantially all full-time and salaried employees. Participants may make voluntary contributions to the Plan. Company contributions to the Plan are made at the discretion of the Board of Directors. Contributions paid totaling $45,500 were approved by the Board of Directors in fiscal 2009.

Note 5 - Income Taxes

Deferred tax assets and liabilities related to the Company's operations are comprised of the following:

Property and equipment, net	$	(3,304)
Investment in partnership		14,740
Federal and State net operating loss carryforwards and other		26,841
Net deferred tax asset	$	38,277

The net deferred tax asset is included in "Other assets" on the statement of financial condition.

For income tax purposes, the Company has available at September 30, 2009 unused operating loss carryforwards of approximately $22,000 for federal purposes and $184,000 for state income tax purposes, which may be applied against future taxable income. The carryforwards begin to expire in 2011 for state income tax purposes and 2027 for federal purposes.

The Company's valuation allowance as of September 30, 2009 was $0, as the Company believes that it is more likely than not that its deferred tax assets would be realized in the future.

Note 6 - Related Party Transactions

Note receivable consists of a unsecured note from an entity owned by several officers and stockholders of the Company. The note requires the related parties to pay interest at 15.25% per year on the principal and unpaid accrued interest. The entire principal amount outstanding and accrued interest are due on January 30, 2019.

Related party receivables of $1,819 consist of amounts receivable for services performed.

The Company has an ownership interest in two related parties. The interest in each of these parties is included in other assets at cost in the amounts of $20,000 and $3,600, respectively.

The Company leases office space from an entity owned by several officers and owners of the Company (Note 3).

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2009, the Company had net capital of $1,762,805, which was $1,512,805 in excess of required net capital of $250,000.

Note 8 - Subsequent Events

The Company has evaluated all subsequent events through October 21, 2009, which is the date the financial statements were available to be issued.

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E.Tufts Avenue, Suite 400

Denver, Colorado 80237-2843

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Coughlin and Company, Inc.
Denver, Colorado

In planning and performing our audit of the financial statement of Coughlin and Company, Inc. (the "Company"), as of September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

Board of Directors and Stockholders
Coughlin and Company, Inc.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

Board of Directors and Stockholders
Coughlin and Company, Inc.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

October 21, 2009
Denver, Colorado

COUGHLIN AND COMPANY, INC.

Financial Statement
and
Independent Auditors' Report
September 30, 2009

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

This report is deemed **A PUBLIC DOCUMENT** in accordance with Rule 17a-5(c)(3)